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                                                                    EXHIBIT 99.6

                                       REX
                        T-RRIFIC VALUE. T-RRIFIC PRICES.

         Phone (937) 276-3931 * 2875 Needmore Road * Dayton, Ohio 45414
                              * Fax (937) 276-2713



MARCH 31, 2000


CONFIDENTIAL


Joseph Savarino
President & CEO
Zengine, Inc.
6100 Stewart Avenue
Fremont, CA  94538

RE:      Consent

Dear Joe:

Rex Stores Corporation consents to the use of its name and the description of the transaction with Zengine, Inc. substantially as set forth in the draft paragraph attached to this letter. This consent represents a limited license from Rex Stores Corporation to use the Company's name and logo in any capital raising document that describes the relationship between our companies substantially as set forth in the attachment.

Please feel free to contact me if you have any questions.

Sincerely,

/s/  Stuart Rose

Stuart Rose
Chairman of the Board